UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 15, 2021

BM TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38633	82-3410369
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

201 King of Prussia Road, Suite 350

Wayne, PA 19087

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (877) 327-9515

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	BMTX	NYSE American LLC
Warrants to purchase Common Stock	BMTX.W	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Merger Agreement

On November 14, 2021, BM Technologies, Inc., a Delaware corporation (“BMT” or the “Company”), entered into an Agreement and Plan of Reorganization and Merger (the “Merger Agreement”) with First Sound Bank, a Washington state-chartered bank (“FSB”), FSB Intermediate Merger Subsidiary, Inc., a Washington corporation (“Intermediate Merger Sub”), and from and after its accession to the Merger Agreement, BMSF Merger Subsidiary, Inc., a Delaware corporation (“BMT Merger Sub”). The transactions contemplated under the Merger Agreement are referred to as the “Transactions.” Capitalized terms not otherwise defined herein have the meaning set forth in the Merger Agreement.

Pursuant to the terms of the Merger Agreement, a business combination between the Company and FSB will be effected through the merger of Intermediate Merger Sub, a wholly-owned subsidiary of FSB into FSB (the “FSB Merger”), with FSB being the surviving entity in the FSB Merger and the merger of BMT Merger Sub, a wholly-owned subsidiary of Intermediate Merger Sub with and into BMT (the “BMT Merger” and with the FSB Merger, the “Mergers”), with BMT being the surviving entity in the BMT Merger). Once effective, common stock of the Company will be converted into the right to receive common stock of FSB, and common stock of FSB will be cancelled and converted into the right to receive up to $7.22, subject to possible adjustment, pursuant to the terms and subject to the conditions set forth in the Merger Agreement, as more fully set forth under “Consideration” below.

Consideration

At the BMT Effective Time, (a) each share of BMT Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares of BMT Common Stock held by FSB or BMT not held (i) in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties or (ii) in respect of a debt previously contracted) will be converted into the right to receive one share of FSB Common Stock and (b) each share of common stock of BMT Merger Sub issued and outstanding immediately prior to the BMT Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of BMT and shall constitute the only outstanding shares of capital stock of BMT. At the FSB Effective Time, (a) each share of FSB Common Stock that is issued and outstanding immediately prior to the Effective Time (other than dissenting shares, if any) will be canceled and converted into the right to receive $7.22, less the quotient of (i) the amount, if any, by which the Adjusted Tangible Common Equity is less than $14,081,000 (the amount of FSB’s Tangible Common Equity as of September 30, 2021), divided by (ii) the number of shares of FSB Common Stock outstanding immediately prior to the FSB Effective Time subject to possible downward adjustment up to $0.22 if FSB’s deferred tax asset is less than $1,640,385 and (b) each share of Intermediate Merger Sub issued and outstanding immediately prior to the FSB Effective Time will be canceled.

At the BMT Effective Time, by virtue of the Mergers, (a) FSB will assume each equity incentive plan of the Company, (b) each restricted stock unit award in respect of a share of BMT Common Stock subject to vesting, repurchase or other lapse restriction granted under a BMT Stock Plan (a “BMT RSU Award”) that is outstanding immediately prior to the Effective Time shall be assumed and converted into a restricted stock unit award in respect of FSB Common Stock with the same terms and conditions as were applicable under such BMT RSU Award immediately prior to the Effective Time (including vesting terms), and relating to the number of shares of FSB Common Stock equal to the product of (i) the number of shares of BMT Common Stock subject to such BMT RSU Award immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded to the nearest whole share of FSB Common Stock (an “Assumed RSU”), (c) each warrant representing the right to purchase shares of BMT Common Stock issued and outstanding as of the Effective Time will be assumed by FSB, and (d) each BMT Warrant shall cease to represent a warrant to purchase shares of BMT Common Stock and shall be converted into a warrant to purchase such number of shares of FSB Common Stock determined in accordance with the terms of such BMT Warrant (the “Assumed Warrants”).

Board of Directors and Executive Officers Following the Merger

The directors and officers of the Company immediately prior to the Effective Time shall be the directors and officers of the Company, as the surviving corporation of the Merger, until their respective successors shall be duly elected and qualified or otherwise duly selected.

The directors and officers of FSB shall be comprised of Luvleen Sidhu, Chief Executive Officer and Co-Chairman, an Executive Chairman designated by BMT, and such other persons and titles as shall be agreed upon by BMT and FSB in writing as soon as practicable, and in any event, at least thirty (30) days prior to the FSB Effective Time, Martin A. Steele, President and Chief Operating Officer, Elliott Pierce, Chief Credit Officer, prior to the FSB Effective Time, effective as of immediately following the FSB Effective Time, and as of such time, such persons shall be the only officers of FSB, each to serve until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) organization, standing and power; (b) capital structure; (c) subsidiaries; (d) corporate power; (e) authorization to enter into the Merger Agreement; (f) required consents; (g) conflicts with organizational documents, material contracts, laws and orders; (h) FDIC reports; (i) financial statements; (j) legal proceedings; (k) regulatory matters; (l) compliance with laws; (m) material contracts; (n) no brokers; (o) employee benefit plans; (p) labor matters); (q) environmental matters); (r) tax matters; (s) risk management instruments; (t) loans; (u) properties); (v) intellectual property; (w) fiduciary accounts; (x) books and records; (y) insurance; (z) allowance for loan losses; (aa) transactions with affiliates; (bb) customer relationships; (cc) transaction expenses); (dd) fairness opinion; (ee) material facts; and, in the case of the Company, SEC reports; Sarbanes-Oxley and internal accounting controls; and reorganization.

Covenants

The Merger Agreement includes customary covenants of the Company with respect to operation of the business prior to consummation of the Transactions. The Merger Agreement also contains additional covenants of the parties, including, among others, (a) the use of reasonable best efforts to consummate the Merger and (b) preparation and filing of a joint proxy statement (the “Joint Proxy Statement”). Furthermore, the Company’s and FSB’s board of directors are required under the Merger Agreement to recommend that the Company stockholders and FSB stockholders vote in favor of the adoption of the Merger Agreement and the Mergers.

In addition, BMT shall use all commercially reasonable efforts to complete one or more sales of BMT Common Stock prior to the Effective Time resulting in at least $25,000,000 in cash proceeds in the aggregate (the “Capital Raise”).

Conditions to Consummation of the Merger

Consummation of the Merger is generally subject to customary conditions of the respective parties, including (a) the absence of any law or governmental order preventing, enjoining, making illegal or prohibiting the consummation of the Mergers and the other Transactions, (b) the FSB Common Stock and the Assumed Warrants shall be registered with the FDIC under the Exchange Act as of the Effective Time, (c) the FSB Common Stock and the Assumed Warrants shall be listed and authorized for trading on the Selected Exchange as of the Effective Time, and (d) the Capital Raise shall have been consummated or be cable of being consummated substantially concurrently with the Closing.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Effective Times, including (a) upon mutual written consent of BMT and FSB, (b) by either party if (i) the other party has breached any representation, warranty, covenant or agreement and such breach cannot be cured without material delay or is not cured within 20 days following receipt by the breaching party of written notice of such breach, (ii) the Mergers have not been consummated on or prior to December 31, 2022, (iii) the approval of any Governmental Authority required for consummation of the transactions contemplated hereby shall have been denied; (c) by BMT if (i) in the event the approval of any Governmental Authority required for consummation of the transactions contemplated hereby will not be granted without the imposition of a Burdensome Condition, (ii) if FSB shall have breached the covenants; (iii) if the FSB Board shall have failed to make, or altered or modified, its favorable recommendation of this Agreement to FSB shareholders in a manner adverse to BMT and the requisite FSB vote is not obtained at the FSB Meeting; (d) by FSB if the BMT Board shall have failed to make, or altered or modified, its favorable recommendation of this Agreement to BMT stockholders in a manner adverse to FSB and the requisite BMT vote is not obtained at the BMT Meeting.

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, BMT will pay FSB $1,000,000. Further the Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, FSB will pay BMT $1,000,000.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement and the Transactions is not complete and is subject to, and qualified in its entirety by, reference to the actual agreement. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about the Company or the other parties at the time they were made or otherwise and should only be read in conjunction with the other information that the Company makes publicly available in reports, statements and other documents filed with the SEC.

Additional Agreements

Simultaneously with the execution of the Merger Agreement, certain key employees and directors of FSB entered into non-solicitation and confidentiality agreements, pursuant to which each has agreed, among other things, not to compete with the Company or solicit customers or employees for the prescribed term. Furthermore, simultaneously with the execution of the Merger Agreement, certain shareholders of FSB have entered into the FSB Support Agreement and certain shareholders of BMT have entered into the BMT Support Agreement, pursuant to which each has agreed, among other things, to vote his or her shares of capital stock of FSB or BMT, respectively, in favor of the Merger Agreement and the transactions contemplated thereby. The foregoing summary of the agreements described above does not purport to be complete and is qualified in its entirety by the text of such agreements, which are attached as Annex A (Form of Non-Solicitation and Confidently Agreement), Annex B (Form of FSB Support Agreement) and Annex C (Form of BMT Support Agreement) to the Merger Agreement, attached hereto as Exhibit 2.1, and are incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On November 15, 2020, the Company issued a press release announcing the execution of the Merger Agreement. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

The foregoing (including the information presented in Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act. The submission of the information set forth in this Item 7.01 shall not be deemed an admission as to the materiality of any information in this Item 7.01, including the information presented in Exhibit 99.1, that is provided solely in connection with Regulation FD.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Reorganization and Merger, dated as of November 15, 2021 by and among BM Technologies, Inc., First Sound Bank, FSB Intermediate Merger Subsidiary and BMSF Merger Subsidiary, Inc.
99.1	Press Release dated November 15, 2021 (furnished only).
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Important Information About the Proposed Transactions and Where to Find It

This communication is being made in respect of the proposed Transactions involving the Company. In connection with the Transactions described herein, the Company will file relevant materials with the SEC, including a definitive proxy statement for the Company’s shareholders. Promptly after filing the definitive proxy statement with the SEC, the Company will mail the proxy statement and a proxy card to each shareholder entitled to vote at the special meeting relating to the transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT BMTX WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, FSB AND THE TRANSACTIONS. The preliminary proxy statement, the definitive proxy statement and other relevant materials in connection with the transactions (when they become available), and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov) or by writing to BM Technologies, Inc. at 201 King of Prussia Road, Suite 350, Wayne, PA 19087.

Participants in Solicitation

The Company and FSB and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of the Company common stock in respect of the proposed transactions. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the Company’s prospectus on Form 424B3 filed with the SEC on September 28, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed transactions when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Forward Looking Statements

This release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainty. Words such as “anticipate,” “estimate,” “expect,” “intend,” “plan,” and “project” and other similar words and expressions are intended to signify forward-looking statements. Forward-looking statements are not guarantees of future results and conditions but rather are subject to various risks and uncertainties. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Investors are cautioned that there can be no assurance actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. These risks and uncertainties include, but are not limited to, general economic conditions, consumer adoption, technology and competition, the ability to enter into new partnerships, regulatory risks, risks associated with the higher education industry and financing, and the operations and performance of the Company’s partners, including white-label partners, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the inability to satisfy closing conditions to the Merger Agreement, including regulatory approval, the ability of FSB and the Company to recognize the anticipated benefits of the proposed transactions, and other factors described in the section entitled “Risk Factors” and in the Company’s periodic filings with the Securities and Exchange Commission (“SEC”). The Company’s SEC filings are available publicly on the SEC website at www.sec.gov. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law.

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BM Technologies, Inc.

Dated: November 15, 2021	By:	/s/ Luvleen Sidhu
Luvleen Sidhu
Chief Executive Officer

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